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                        FINANCIAL CONSULTING AGREEMENT

This agreement is made by and between SLOAN ELECTRONICS, INC., a Delaware based corporation having its principle office at 1715 Stickney Pt. Road, Suite A, Sarasota, FL 34231 (The "Company") and MARKET SURVEYS INTERNATIONAL, INC., a Delaware corporation having its principle office at 1100 University Avenue, Suite 214, Rochester, NY 14607 (the "Consultant").

In consideration of the mutual promise contained herein and on the terms and conditions hereinafter set forth, the Company and Consultant agree as follow:
1. Provision of services investor relations program for Sloan Electronics Inc. for eight (8) months.
(A) Consultant shall, to the extent reasonably required in the conduct of the business of the Company, place at the disposal of the Company its judgement and experience and, to such extent and at the prior written request of the President of the Company, provide business development and corporate finance services to the Company, including without limitation the following:
(I) Assigned individual to work with our broker network and leads for eight
(8) months.
A)Complete faxing (great for press release)
B)Complete mailing (information on Company) - please provide us with 100 complete packages for distribution
C)Mailing of Company research report to all interested parties
D)Access to the Market Pulse 800#

(II) E-mail campaign: We will E mail to our database of 2800 investors two
(2) times
(III) Featured stock listing on Market Pulse Journal Web site for a period of eight(8) months.
(IV) 2 page, 4 color profile in Winter 1998/99. Spring 1999, and Summer 1999 issues of Market Pulse Journal.
(V) Please courier research report and any current press releases to the corporate office address: Market Pulse Journal, Production Department, 1100 University Avenue, Suite 214, Rochester, New York 14607.

(B) Consultant shall use its best efforts in the furnishings of advise and recommendations, and for this purpose consultant at all times maintain or keep and make available qualified persons or a network of qualified outside professionals for the performance of its obligations under this agreement. To the extent reasonably practical consultant shall use its own personnel rather than outside professionals.
(C) Consultant shall at all times comply with all federal and state securities laws in the performance of its duties hereunder.

2. Compensation
The total cost for eight (8) month program is 35,000 shares of free trading stock in Sloan Electronics, Inc. Shares in Sloan Electronics, Inc. are to be paid as follows:
1. November 25, 1998  15,000 shares free trading
2. February 1, 1999   10,000 shares free trading
3. May 1, 1999        10,000 shares free trading
Please issue stock certificate to Market Pulse Surveys International, Inc. Tax id # 16-1482773

3. Liability; Indemnification

(A) The company shall indemnify, save harmless and defend consultant and its officers, directors, employees and agents (including without limitation the observer) from, against and in respect of any loss, damage, liability, judgement, cost or expense whatsoever, including counsel fees, suffered or incurred by it or him by reason of, or on account of, its status or activities as a consultant to the company hereunder (and, in the case of the observer, his participation in meetings of the board of directors of the company) except for any loss, damage, liability, judgement, cost or expense resulting from willful malfeasance, bad faith or gross negligence in the performance of consultant's duties hereunder.
(B) Consultant shall indemnify, save harmless and defend the Company and its officers, directors, employees and agents from, against and in respect of any loss, damage, liability, judgement, cost or expense whatsoever, including counsel fees, suffered or incurred by it or him by reason of, or on account of, willful malfeasance, bad faith or gross negligence in the performance of consultant's duties hereunder.

4. Status of Consultant
    Consultant shall at all times be an independent contractor of the Company and, except as expressly provided or authorized by this agreement, shall have no authority to act for or represent the company.

5. Other activities of Consultant
    The company recognizes that consultant now renders and may continue to render management and other services to other companies which may or may not have policies and conduct activities similar to those of the Company. Consultant shall be free to render such advise and other services and the Company hereby consents thereto. Consultant shall not be required to devote its full time and attention to the performance of its duties under this agreement, but shall devote only so much of its time and attention as it deems reasonable or necessary for such purposes.

6. Term
    Consulting agreement will become effective upon receipt of signed contract and payment of 15,000 shares of free trading stock in Sloan Electronics, Inc. The term will be for eight (8) months.

7. In general
    This agreement sets forth the entire agreement and understanding between the parties with respect to its subject matter and supersedes all prior discussions, agreements and understandings of every and any nature between them with respect thereto. This agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made to be performed entirely within such state.

In witness whereof, the parties have caused this agreement to be signed by their respective officers or representatives duly authorized on the day and year first above written.

Sloan Electronics, Inc.
/s/ Paul Sloan                         11/24/98
Paul Sloan CEO                           date

Market Surveys International, Inc.
/s/Mark D. Behringer
Mark D, Beringer                    November 16, 1998
Vice President of Sales                   date